Ohos-Overview video.mp4 (1m 38s)
https://jotengine.com/transcriptions/bwo3YReZahQfKNqtTl4VNw
1 speaker (Speaker 1)

[0:00:01]
Speaker 1: Let's face it, performance reviews suck. They take too long, they only capture a snapshot of performance, they rely solely on the manager's often bias perspective, and they don't let you see who's really driving results and who's holding you back. Not to mention, as an individual employee, you have very little input for others, no visibility of how your performance is tracking, and you never really know how you stack up against your peers. Introducing Ohos, the world's only realtime crowd source and comparative performance feedback platform. With Ohos, you can easily see your top performers according to peers, leaders, team members, and clients; make better promotion decisions by distinguishing technical experts from those who should actually lead others; better leverage your team by seeing who are your go-to experts; track individual performance trends to see whether performance is improving over time, staying about the same, or in decline; and automatically match development needs with relevant articles, videos, online or upcoming live training courses, or your own experts for possible mentorships. As an individual, you can see ongoing feedback to provide a better foundation to know where you are excelling and where you need development. And as a peer, you can contribute feedback to make sure the right people are getting recognized. Getting realtime feedback from audiences that matter most is the best possible way to improve your talent. Reviews that look backward don't help you move forward. And looking at talent from the top down only helps you identify followers, not leaders. It's time employees get realtime feedback on how they're doing. And it's time for you to finally see your talent through the eyes of Ohos. Ohos: because everything else is just hindsight
..
[0:01:31]